UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 8)
Dick’s Sporting Goods, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253393102
(CUSIP Number)
February 14, 2011
(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253393102	SCHEDULE 13G/A	Page	2	of	7 pages

1	NAMES OF REPORTING PERSON
Edward W. Stack

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		27,548,291[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,023,538[2]

WITH	8	SHARED DISPOSITIVE POWER

[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Edward W. Stack - 27,548,291[1,2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) NOT APPLICABLE.

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Represents 169,158 shares of common stock and 5,998,275 shares of Class B common stock beneficially owned by Mr. Stack, 65,300 shares of common stock and 4,000,000 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 4,693,750 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2010. Amount also includes 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust I on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust II on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust III on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust IV on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, and 2,521,808 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust V on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee.
Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
2 Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 65,300 shares of common stock held by Richard T. Stack. Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009

CUSIP No.	253393102	SCHEDULE 13G/A	Page	3	of	7 pages
(“MOU”) and Voting Agreement and Proxy dated October 13, 2009 (“Voting Agreement”), Mr. Stack has sole voting power, but not dispositive power, with respect to 4,000,000 shares of Class B common stock owned by Mr. Stack’s former spouse. Edward W. Stack also owns 114,453 shares of restricted common stock, of which 23,694 shares vest in March 2011, 35,550 shares vest in March 2012, 36,000 shares vest in March 2013, and 19,209 shares vest in April 2013 upon satisfaction of pre-established performance criteria. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred. Pursuant to the terms of the MOU and Voting Agreement, Mr. Stack’s former spouse was given the right to receive the economic benefit with respect to certain stock options exercisable for shares of common stock (2,345,000 shares as of December 31, 2010) (the number of shares would be equitably adjusted for any stock split, recapitalization or similar event), which includes the right to request the exercise of such stock options and the sale of the underlying shares in accordance with the Company’s applicable policies, Section 16(b) of the Securities Exchange Act of 1934 and the terms of the MOU and Voting Agreement. Mr. Stack maintains sole voting power with respect to any stock underlying these options that is not sold when any such options are exercised.
3 On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack. The option, as amended, became exercisable as of December 2, 2009, and for thirty-six months thereafter. As of December 31, 2010, the option was exercisable for 409,800 shares of common stock. The option is exercisable at 75% of the then per share market price on the date of exercise. Market price means the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.

CUSIP No.	253393102	SCHEDULE 13G/A	Page	4	of	7 pages
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934
Item 1(a) Name of Issuer:
Dick’s Sporting Goods, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
345 Court Street
Coraopolis, PA 15108
Item 2(a). Name of Person Filing:
Edward W. Stack
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Dick’s Sporting Goods, Inc.
345 Court Street
Coraopolis, PA 15108
Item 2(c). Citizenship:
United States Citizen
Item 2(d). Title of Class of Securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.
Item 2(e). CUSIP Number: 253393102
Item 3. If this statement is being filed pursuant to §§ 240.13d-1(b) or 240,13d-2(b) or (c), check whether the person filing is a: Not           applicable.
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No.	253393102	SCHEDULE 13G/A	Page	5	of	7 pages
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4(a) Amount beneficially owned:
Edward W. Stack 27,548,291[1]
Item 4(b) Percent of class: 23.1%
Item 4(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	27,548,291	[1,2]

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	21,023,538	[2]

(iv) Shared power to dispose or to direct the disposition of:	[3]

[1]	Represents 169,158 shares of common stock and 5,998,275 shares of Class B common stock beneficially owned by Mr. Stack, 65,300 shares of common stock and 4,000,000 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 4,693,750 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2010. Amount also includes 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust I on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust II on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust III on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, 2,525,000 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust IV on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee, and 2,521,808 shares of Class B common stock transferred by Mr. Stack to the Edward W. Stack Grantor Retained Annuity Trust V on May 26, 2010, for which Mr. Stack retains sole voting and dispositive power as sole trustee.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

[2]	Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 65,300 shares of common stock held by Richard T. Stack. Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 (“MOU”) and Voting Agreement and Proxy dated October 13, 2009 (“Voting Agreement”), Mr. Stack has sole voting power, but not dispositive power, with respect to 4,000,000 shares of Class B common stock owned by Mr.

CUSIP No.	253393102	SCHEDULE 13G/A	Page	6	of	7 pages

Stack’s former spouse. Edward W. Stack also owns 114,453 shares of restricted common stock, of which 23,694 shares vest in March 2011, 35,550 shares vest in March 2012, 36,000 shares vest in March 2013, and 19,209 shares vest in April 2013 upon satisfaction of pre-established performance criteria. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred. Pursuant to the terms of the MOU and Voting Agreement, Mr. Stack’s former spouse was given the right to receive the economic benefit with respect to certain stock options exercisable for shares of common stock (2,345,000 shares as of December 31, 2010) (the number of shares would be equitably adjusted for any stock split, recapitalization or similar event), which includes the right to request the exercise of such stock options and the sale of the underlying shares in accordance with the Company’s applicable policies, Section 16(b) of the Securities Exchange Act of 1934 and the terms of the MOU and Voting Agreement. Mr. Stack maintains sole voting power with respect to any stock underlying these options that is not sold when such options are exercised.

[3]	On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack. The option, as amended, became exercisable as of December 2, 2009, and for thirty-six months thereafter. As of December 31, 2010, the option was exercisable for 409,800 shares of common stock. The option is exercisable at 75% of the then per share market price on the date of exercise. Market price means the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of the Group.
Not Applicable.
Item 10. Certifications.
Not Applicable.

CUSIP No.	253393102	SCHEDULE 13G/A	Page	7	of	7 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	By:	/s/ Edward W. Stack
Edward W. Stack